NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as an exhibit is a press release and statement issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated May 27, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Issues Open Letter to OneSpaWorld Shareholders

Highlights Many Omissions and Misleading Statements in OSW’s Presentation Defending its

Highly Dilutive and Insider-Driven $75 Million Capital Raise

OSW Has Now Even Further Elucidated the Irredeemably Conflicted Nature of the Special

Committee and its “Process”

Numerous Shareholders Representing a Large Portion of the Unconflicted Shares Outstanding

Have Contacted Deep Field to Express Substantial Concerns about Transaction

BEVERLY HILLS, Ca., May 27, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,813,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”), today issued a letter to OSW shareholders highlighting the numerous gaps and misleading elements of the Company’s defense of its proposed $75 million financing.

The full text of the letter is below and is available, along with additional communications to shareholders, at www.VoteNoOSW.com.

May 27, 2020

Dear OSW Shareholders,

Deep Field Asset Management (“DFAM”) remains disappointed by OneSpaWorld management and its Board of Directors (together, “OSW Leadership”). Their May 26 Investor Presentation is a reiteration of the tiresome scare tactics they have consistently relied on to push through their $75 million insider transaction, interspersed with some nominal rebuttals of “straw man” versions of our arguments which mischaracterize the serious concerns we have raised.

Among the points raised by DFAM that OSW appears to concede by omission are the following:

•

OSW Leadership has no comment on our opinion that the $75 million financing is not a fair transaction. Rather than counter our direct criticisms of their abysmal process failures, OSW relies on an idiosyncratic one-day stock “pop” (coming in the context of a roaring market for “COVID-recovery” plays) and comparisons to recent deals completed by cruise liners themselves.

o

Carnival Corporation and Norwegian Cruise Line Holdings raised equity at steep discounts because they are extremely asset-heavy businesses that estimated they would burn approximately $1 billion and $140 million per month, respectively, while “closed.” Meanwhile, asset-light OSW will burn less than $4 million per month while closed.

o

Therefore, the comparison of the relative problems faced by cruise liners and OSW is not credible on its face. If Carnival Corporation indeed burns $1 billion per month for 24 months, it will have burned roughly 70% of its pre-COVID-19 total market capitalization over that period. If Norwegian Cruise Line Holdings burns $140 million per month for 24 months, it will have burned almost 30% of its pre-COVID-19 total market capitalization. On the other hand, if OneSpaWorld burns $3.6 million for 24 months, it will burn just 5% of its pre-COVID-19 total market capitalization.

o

OSW Leadership is well aware that cruise liners are not an appropriate comparable set to OSW’s business. In their November 2018 Investor Presentation, on slide 33, OSW Leadership compared their business to “Best-in-Class Service Operators,” “Health & Wellness,” and “Asset-Light Leisure” categories. Cruise liners are conspicuously absent from the comparable set – because they are not, in fact, comparable businesses!

o	OSW Leadership portrays the Company one way when trying to sell stock to the public, and another way when trying to buy shares cheaply for themselves.

•

OSW Leadership has no comment on the glaring deficiencies which disqualify Duff & Phelps’ Fairness Opinion to any knowledgeable reader. Duff & Phelps’ analyses remain far better evidence for the unfairness rather than the fairness of this transaction.

o

The Fairness Opinion looks unfair even before we remember the significant value given to Steiner Leisure and Haymaker Founders via the Business Combination Agreement (“BCA”) Adjustments which is not evaluated in the Fairness Opinion. This effort by insiders to “double-dip” looks less like the result of a bona fide unconflicted negotiation, and more like log-rolling politicians loading up a bill with pork barrel goodies for each other.

•

OSW Leadership has no comment on Nomura’s lack of qualifications to lead a US public equity offering. The Special Committee may have “assessed multiple funding strategies” and they claim to have “considered” public market alternatives, but they did so while being advised by a conflicted bank with almost no experience in leading a US equity offering, which would have been one of the most obvious, rapid, and straightforward options available.

•

OSW Leadership has no comment on their failure to engage with motivated alternative bidders. These bidders include the proponents of Proposal 2, who Deep Field imagines would have been eager to make a competitive common equity offer, had they been notified of the unacceptable nature of preferred stock to the Special Committee.

•

OSW Leadership has no comment on our estimation of the high likelihood that OSW’s lenders would work with the Company to amend covenants given the unprecedented nature of the pandemic, and the widespread evidence of such willingness demonstrated in countless other situations at heavily COVID-19-impacted companies. Instead, the Company misleads investors as to DFAM’s critique, pretending we suggested they could or should raise debt.

However, the most important point remains that the Special Committee which negotiated this transaction was irredeemably conflicted.

It is said that the first law of holes is, “if you find yourself in a hole, stop digging.” But with each statement made by OSW Leadership, they seem to make the deal appear even worse.

In their attempt to refute our governance concerns, OSW Leadership first states that members of the Special Committee “did not negotiate on their own behalf.” But three bullet points later, they acknowledge that Steiner “proposed the adjustment” which directly favored members of the Special Committee in a manner which no other shareholder enjoyed. This is why process matters so much, and why a Special Committee normally seeks to avoid even the appearance of conflict. A Special Committee prepared to accept unfair and conflicted terms is not any less offensive to good governance than one determined to propose them.

Further, OSW Leadership asks us to believe that we should ignore conflicts because “these amounts are not a significant portion of the capital raise.” Unfortunately for OSW Leadership, it is not up to them to determine how conflicted is too conflicted. We believe good governance demands that a transaction such as this have no conflicts.

OSW Leadership seeks to use an invented “trust us” loophole to excuse their abuses of governance norms, including their novel definition of the term “Special Committee.” Considering that in this transaction 80% of the Special Committee was conflicted while only 67% of the non-recused Board of Directors was conflicted, it becomes clear that the entire process was upside-down and backwards. If stockholders vote to accept this, the Special Committee as a concept risks becoming a farce, and a thing of the past.

If OSW Leadership had confidence that this insider transaction was truly a good deal which appealed to all shareholders, they could have made the vote contingent on approval of a majority of unconflicted shareholders. They did not, because it is not.

Since DFAM made its concerns public, numerous shareholders representing a large share of the unconflicted shares outstanding have reached out to us to express their substantial concerns about this deal. We have not heard from a single shareholder who believes this deal was executed properly or with the best interests of all shareholders in mind.

While DFAM takes no view on what should happen after a NO vote, our conversations with these shareholders have further increased our confidence that OSW would easily and quickly raise the required funds. OSW shareholders would be much better off if OSW Leadership would listen to its shareholders rather than continue to push their conflicted, insider deal.

Sincerely,

Jordan Moelis, Managing Partner, Deep Field Asset Management LLC

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $136 million in assets under management as of April 30, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of May 27, 2020 and are subject to change at any time due to changes in market or economic conditions.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,813,487 shares of OneSpaWorld Holdings Limited (OSW) as of May 27, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com